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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

William Blair & Company, LLC

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Burke (312) 236-1600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Timothy Burke, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental information pertaining to the firm of William Blair & Company, L.L.C. (the Company) as of December 31, 2005, are true and correct. The consolidated financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc. I further affirm that neither the Company nor any proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Timothy Burke
Chief Financial Officer

Notary Public

"OFFICIAL SEAL"
BEVERLY J. PLOWRIGHT
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 04/22/2006

This report contains (check all applicable boxes):

(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
(x)	(c)	Consolidated Statement of Income
(x)	(d)	Consolidated Statement of Changes in Liabilities Subordinated to Claims or Creditors
(x)	(e)	Consolidated Statement of Changes in Stockholders' Equity or Principal Capital
(x)	(f)	Consolidated Statement of Cash Flows
		Supplemental Information:
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
(x)	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( )	(k)	A Reconciliation between the audited and unaudited Consolidated Statements of Financial Condition with respect to methods of consolidation
(x)	(l)	An Oath or Affirmation
( )	(m)	Independent Auditor's Supplementary Report on Internal Control

William Blair & Company

Limited Liability Company

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of December 31, 2005

William Blair & Company

Limited Liability Company

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of December 31, 2005

Assets

CASH AND CASH EQUIVALENTS		$23,861,804
MONEY MARKET FUNDS		115,000,000
RECEIVABLES -		
Customers	$87,677,681	
Deposits with Clearing Organizations	43,277,012	
Securities Borrowed	27,630,680	
Brokers, Dealers and Clearing Organizations	16,160,752	
Other	20,715,217	195,461,342
TRADING SECURITIES -		
State and Municipal Obligations	39,004,974	
Corporate Debt	18,979,268	
U.S. Government and Agency	7,863,475	
Equity	1,492,576	67,340,293
INVESTMENTS		2,670,360
SECURED DEMAND NOTES (Collateral market value $133,134,881)		59,125,501
FIXED ASSETS at cost less accumulated depreciation and amortization of $60,274,737		23,003,120
OTHER ASSETS		3,572,173
Total Assets		$490,034,593

Liabilities and Principal Capital

PAYABLES -		
Principals	$149,097,782	
Customers	60,348,171	
Brokers, Dealers and Clearing Organizations	4,194,541	
Other	24,948,085	$238,588,579
SECURITIES SOLD, not yet purchased		3,175,417
ACCRUED EXPENSES		58,609,726
		300,373,722
SUBORDINATED BORROWINGS		45,115,610
PRINCIPAL CAPITAL		144,545,261
Total Liabilities and Principal Capital		$490,034,593

The accompanying Notes to Consolidated Statement of Financial Condition are an integral part of this statement.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of December 31, 2005

1. ORGANIZATION AND NATURE OF OPERATIONS

The consolidated statement of financial condition includes the accounts of William Blair & Company, L.L.C., a Delaware Limited Liability Company, and its wholly owned subsidiaries, William Blair International, Limited and William Blair Global Holdings (collectively, the Company). All intercompany balances and transactions have been eliminated in consolidation.

The company is a registered securities broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc., and other principal exchanges. Its operations are primarily in Chicago, Illinois. The Company makes markets in NASDAQ securities and fixed income obligations. In addition, the Company provides investment banking, execution and clearance services, investment advice, and related services to financial institutions, corporations, governments, individual investors, professional investors, and securities dealers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

b. Security transactions are recorded on a settlement date basis. The difference between recording on a trade date and settlement date basis is not material.

c. Futures contracts are marked to the market daily.

d. The Company considers highly liquid instruments that are purchased with a maturity of three months or less to be cash equivalents.

e. Included in cash at December 31, 2005, is $21,000 of cash segregated and secured in accordance with federal and other regulations, of which $1,000 is for customer reserve requirements and $20,000 is for Proprietary Accounts of Introducing Brokers (PAIB) reserve requirements in accordance with SEC Rule 15c3-3.

f. Trading securities, investments and securities sold, not yet purchased are valued at quoted market prices, except for certain investments and securities with a value of $1,647,150 that are not readily marketable, which are carried at fair value as determined by the principals.

g. Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amount on the consolidated statement of financial condition include receivables from, and payables to customers, brokers, dealers, clearing organizations and securities borrowed.

h. The carrying amount of secured demand notes and subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at December 31, 2005.

i. Securities borrowed, collateralized by cash, are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of securities borrowed on a daily basis, with collateral refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions. As of December 31, 2005, the Company has received securities with a market value of $26,134,470 related to the securities borrowed transactions. These securities have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales. The Company has the right to sell or repledge securities it received under its securities borrowed transactions.

j. Fixed assets consist of office furnishings, equipment, software and leasehold improvements. Depreciation on office furnishings and equipment is provided on an accelerated basis over five to seven years. Leasehold improvements are amortized on a straight-line basis over twenty years. Software developed for internal use is capitalized along with purchased software and amortized on a straight line basis over three years.

k. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the consolidated statement of financial condition.

3. DEPOSITS WITH CLEARING ORGANIZATIONS

At December 31, 2005, cash of $33,354,712 and U.S. Government securities owned, having a market value of $9,922,300, were pledged as collateral to secure deposit requirements at various clearing corporations.

4. SUBORDINATED BORROWINGS

At December 31, 2005, the Company had subordinated borrowings of $45,115,610. Subordinated borrowings represent notes payable to current or former principals of the firm. At December 31, 2005, the Company paid rates ranging from 4% to 6.6% on its subordinated borrowings. At December 31, 2005, $5,665,610 was owed to former principals.

All subordinated borrowings have been approved by the NYSE and thus are available in computing regulatory net capital (see Note 10).

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION *(continued)*

As of December 31, 2005

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company enters into exchange-traded futures contracts primarily to hedge the interest rate risk in proprietary fixed income trading positions and fixed income commitments. The contract amounts of open futures contracts bought and sold at December 31, 2005 are $7,600,000 and $8,600,000, respectively. The contract amounts reflect the volume and activity and do not reflect the risk of loss due to counterparty nonperformance.

The contract amounts of open contractual commitments of fixed income securities reflect the Company's extent of involvement in a delayed delivery and do not represent the risk of loss due to counterparty nonperformance. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position. At December 31, 2005, the Company had the following open contractual commitments:

Commitments to purchase	$22,733,955
Commitments to sell	$26,249,315

The Company is a defendant in lawsuits incidental to its securities and underwriting business. In the opinion of management, after consultation with outside legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's consolidated financial position.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2005, and were subsequently settled had no material effect on the consolidated statement of financial condition at that date.

The Company's lease agreements covering office space and certain office equipment require annual lease payments through the year 2011. Future minimum annual lease payments required of the Company at December 31, 2005, are as follows:

Year	Lease Payments
2006	11,066,000
2007	10,987,000
2008	9,983,000
2009	9,135,000
2010 to 2011	14,771,000
Total minimum lease payments	55,942,000
Less sublease rental income	4,144,000
Net minimum lease payments	$51,798,000

As of December 31, 2005, the Company was contingently liable in the amount of $194,500 under a letter of credit agreement issued in connection with the Company's leasehold improvement obligations.

6. GUARANTEES

The Company applies the provisions of the FASBs Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral (see Note 3). The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

7. FINANCIAL INSTRUMENTS

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

Contractual commitments and futures contracts provide for the delayed delivery of securities with the seller agreeing to make delivery at a specified future date and price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in market value.

Securities sold, not yet purchased, consist primarily of equity securities and are valued at market. Securities sold, not yet purchased, obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the market values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the consolidated statement of financial condition.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral to limit the Company's exposure to counterparty credit risk. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. In the event a counterparty fails

7. FINANCIAL INSTRUMENTS (continued)

to satisfy its obligations, the Company may be required to liquidate the counterparty's position and to purchase or sell the counterparty's collateral at then-prevailing market prices. The Company monitors the margin levels daily and, pursuant to such guidelines, requires the counterparty to deposit additional collateral or to reduce positions when necessary. Management believes the margin deposits held at December 31, 2005, are adequate to minimize the risk of material loss that could be created by the positions currently held.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. The Company obtained margin collateral from customers with a market value of $112 million at December 31, 2005, none of which was used to collateralize bank loans or securities loaned. Additionally, the Company pledges securities as collateral to satisfy margin deposits of various clearing organizations. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

8. RELATED PARTY TRANSACTIONS

Included in other receivables is $6,802,776 of receivables from the William Blair Mutual Funds, Inc. (the Funds). The Company serves as the Funds' investment advisor and provides administrative services to the Funds under a management agreement. Included in investments is $2,404,021 of investments in various affiliated partnerships and the Funds.

9. PROFIT SHARING PLAN

The Company sponsors a qualified profit-sharing plan that covers substantially all U.S. employees and principals who meet certain eligibility requirements. The annual Company contribution to the plan is discretionary.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission and the New York Stock Exchange, Inc. The Company computes its net capital requirement under the alternative method, provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items, as defined. At December 31, 2005 the Company had net capital of $114,116,916 and required net capital of $2,100,695. The Company's ratio of net capital to aggregate debit items was 108.6%.

Prepayment of subordinated borrowings and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

11. CONSOLIDATED SUBSIDIARIES

The assets of approximately $7.2 million and the capital of approximately $4.4 million of William Blair International, Limited are included in the consolidated computation of the Company's net capital, because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers and other creditors, as permitted by Rule 15c3-1. Minimum net capital required for William Blair International, Limited is approximately $2.2 million. The capital of William Blair Global Holdings is not included in the computation.

REPORT OF INDEPENDENT AUDITORS

The Principals
William Blair & Company, L.L.C.

We have audited the accompanying consolidated statement of financial condition of William Blair & Company, L.L.C. (the Company) as of December 31, 2005. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of William Blair & Company, L.L.C. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2006

SEC RULE 17a-5

A copy of the December 31, 2005, annual audit report pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the Chicago regional office of the Commission.

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PRINCIPALS LIST

FOUNDER
William McCormick Blair
(1884 – 1982)

CHAIRMAN
Edgar D. Jannotta

VICE CHAIRMAN
E. David Coolidge, III

PRESIDENT and CEO
John R. Ettelson

SENIOR DIRECTORS
Edward McC. Blair
Bowen Blair

ADMINISTRATION, FINANCE AND OPERATIONS

Timothy L. Burke, *Chief Financial Officer*
Edward McC. Blair, Jr. (*Administration*)
Stephen Campbell (*Operations Manager*)
James J. Connors (*MIS*)
Isidora K. Lagos (*Marketing & Branding*)
Terrence G. Muldoon (*Operations*)
Thomas W. Pace (*Planning*)
Arthur J. Simon (*General Counsel*)
Kathleen A. Wieland (*Compliance*)

CORPORATE FINANCE

Richard P. Kiphart, *Manager*
Mark G. Brady
ZaaZaax Brokemond
Mark D. Calzolano
Timothy W. Carroll
Daniel J. Connolly
Christopher A. Cotter
Kelley R. Drake
David T. Farina
Brent W. Felitto
Brent W. Gledhill, *London*
Matthew Gooch
James P. Hickey
Paul M. Hindsley
John T. Kibler
Rachel Corn Kluge
Brandon Lower
Kelly J. Martin
G. Dewey Martinelli
Mark L. McNay
Robert L. Metzger
Karl A. Palasz
Brett L. Paschke
R. Scott Patterson
Steven M. Ryan
Christopher R. Spahr
Samuel J. Tinaglia
W. Britton Trukenbrod
Laura Van Peenan

DEBT CAPITAL MARKETS

James D. McKinney, *Manager*

Debt Finance
Kenton L. Brown
Charles W. Freeburg
Elizabeth M. Hennessy
Stephen D. Jacobson
Michael T. Kalt
Christine N. Evans Kelly
Thomas E. Lanctot
David W. Morrison
Peter J. Raphael
Luke S. Stifflear
Michael R. Ward

Municipal Bonds
Michael T. Davis
Thomas L. Greene
Phillip E. Gutman, Jr.
Barbara J. Semens
Bennet Wang

Taxable Fixed Income
Robert W. Cartwright
Marc W. Christman
Glenn C. Gandolfi
Daniel R. Glynn, Jr.
Eric V. Karnig
Christopher M. Trifilio

INSTITUTIONAL EQUITY SALES AND TRADING

Albert J. Lacher, *Global Manager*

U.S. Institutional Equity Sales
William J. Roddy, *Manager*
Anthony G. Baldwin
C. Brad Bissell
Douglas A. Blauw
George K. Busse
Benjamin W. Curtis
Charles J. Kraft, III
Annette Marker
Corey A. Minturn
John F. O'Toole
William C. Perlitz
William B. Semmer
Daniel J. Wilson

U. S. Institutional Equity Trading
Richard F. Morris, *Manager*
John A. Barone
Stephen P. Hillstrom
William Iannessa
Kathleen Kidder
Daniel J. Nichols
James J. Palmich
Daniel J. Roesner
Eric B. Rowley
Eric P. Vanderoef

International Institutional Equity Sales
Ralph Mastrangelo, *London Manager*
Christoph B. Fuchs, *Zurich Manager*
Reto B. Baruffol

NASDAQ Trading
Michael W. Barone
Anthony P. Flanagan
Matthew P. Kerekes

INVESTMENT MANAGEMENT

Michelle R. Seitz, *Manager*
Nolan H. Baird, Jr.
Karl W. Brewer
Harvey H. Bundy, III
John W. Cultra
F. Conrad Fischer
Frederick D. Fischer
Mark A. Fuller, III
James S. Golan
W. George Greig
Marco Hanig
Anthony T. Hoban
Michael A. Jancosek
John F. Jostrand
James S. Kaplan
Theodore C. Kauss, Jr.
Nancy S. Kimble
Robert C. Lanphier, IV
David K. Mabie
Douglas W. Mabie
James W. Mabie
Todd McClone
Tracy McCormick
David Merjan
David S. Mitchell
Gregory J. Pusinelli
David P. Ricci
Neal L. Seltzer
Rita J. Spitz
Philip Stekl
Thomas H. Story
Raymond J. Teborek
D. Michael Thompson
Norbert W. Truderung
Jeffrey R. Urbina
Christopher T. Vincent

PRIVATE INVESTOR

Carlette C. McMullan, *Manager*
Russell R. Campion
Edward J. Dellin
Stephen E. Elkins
Francis C. Farwell
Robert C. Fix
Richard D. Gottfred
Charles H. Hodges, IV
Brian L. Kasal
William O. Kasten
Louise Lane
Alan A. Lazzara
Loui L. Marver
James M. McMullan
William T. Patterson
Alfred J. Salvino
Thomas J. Salvino
Michael M. Sirvinskas
Thomas A. Wilson, Jr.

EQUITY RESEARCH

Robert D. Newman, *Manager*
Benjamin C. Andrew
William W. Benton
Jeffrey S. Germanotta
Joel K. Gomberg
John C. Kreger
Mark R. Lane
Laura J. Lederman
Matthew A. Litfin
Troy G. Mastin
Mark R. Miller
Jeffrey S. Rosenberg
Franco Turrinelli

SYNDICATE

James E. Washburn, *Manager*
Michael A. Pitt

OTHER ENTITIES/AFFILIATES

PRIVATE EQUITY CAPITAL

E. David Coolidge, III*
Ellen Carnahan*
Gregg S. Newmark*
Brian F. Scullion, M.D.*

WILLIAM BLAIR FUNDS

Publicly Owned Mutual Funds
F. Conrad Fischer, *Chairman of the Board of Trustees**
Marco Hanig, *President**

**Also a Principal of William Blair & Company*

William Blair & Company, L.L.C. is a Chicago-based investment firm offering investment banking, asset management, equity research, institutional and private brokerage, and private capital to individual, institutional, and issuing clients. Since 1935, we have been committed to helping clients achieve their financial objectives. As an independent, employee-owned firm, our philosophy is to serve our clients' interests first and foremost. We place a high value on the enduring nature of our client relationships, the quality of our products and services, and the continuity and integrity of our people. William Blair & Company has offices in Chicago, Hartford, London, San Francisco, Tokyo, Vaduz, and Zurich. For more information, please visit www.williamblair.com.

William Blair & Company®

Investment Banking ▪ Asset Management ▪ Equity Research ▪ Institutional & Private Brokerage ▪ Private Capital

William Blair & Company, L.L.C. 222 West Adams Street Chicago, Illinois 60606 312.236.1600 www.williamblair.com

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